

Mail Stop 6010

September 28, 2007

VIA U.S. MAIL and FACSIMILE

Mr. James V. Agnello
Senior Vice President and Chief Financial Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656-1460

> **RE: Clarient, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 27, 2007**
> **File No. 000-22677**

Dear Mr. Agnello:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Balance Sheets, page 53

Note 9. Equity-based compensation, page 68

1.   We see that volatility used in calculating the fair value of share-based awards
        significantly decreased from 101% in 2004 to 57-89% in 2006. Please tell us and
        revise future filings to disclose the analysis that resulted in this change in
        estimate.

Note 10. Stock Transactions, page 70

2.   We see that you have issued warrants to investors, creditors and others. Please
        tell us how you considered the requirements of EITF 00-19 in assessing the
        accounting for those warrants. Specifically address how you analyzed the
        instruments in determining whether derivative accounting was required.

3.   In future filings please disclose a roll-forward of outstanding warrants in manner
        similar to that provided for stock options.

4.   In future filings please make disclosure about the terms, provisions and
        accounting for registration rights provisions. Please also make disclosure about
        any circumstances that may lead to changes in warrant exercise prices and any
        cashless exercise provisions.

Exhibits 31.1 and 31.2

5.   In future filings please revise the first sentence of the certification to delete the
        title of the certifying individual. Please note that the wording of the certifications
        should be exactly as specified in Regulation S-K.

Form 8-K/A dated March 8, 2007

6.   Since you have accounted for the disposition of the technology business as
        discontinued operations under SFAS 144, please tell us why you did not provide a
        pro forma statement of operations for each of the past three annual periods.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested

information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Jong Hwang at (202) 551-3327 if you have questions. In this regard, please do not hesitate to contact me at (202) 551-3605 with any other questions.

       Sincerely,

       Gary Todd